UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 001-13896

Elan Corporation, plc
(Translation of registrant’s name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185, 333-154573, 333-181971 and 333-181973).

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Elan Corporation, plc
2013 Annual General Meeting (“AGM”)
Proxy Votes Cast/Results on Poll by Resolution

Details of votes lodged by proxy on each of the resolutions proposed at the AGM held on 30 May 2013:

No.	Resolution		Total Voted(1)	Vote For	Vote Against	Vote Withheld(2)
1	To receive and consider the Financial Statements for the year ended 31 December 2012 together with the Reports of the Directors and Auditors thereon.		355,480,296	353,510,121	1,970,175	885,201
2	To receive and consider the Report by the Leadership, Development and Compensation Committee for the financial year ended 31 December 2012 (* results shown obtained by poll).		339,430,681*	141,553,374*	197,877,307*	16,943,947*
3	To re-elect by separate resolutions the following directors who are retiring from the Board in accordance with the requirements of the UK Corporate Governance Code:
	• a.	Mr. Robert Ingram	355,562,950	332,960,143	22,602,807	802,547
	• b.	Mr. Gary Kennedy	355,601,531	294,289,348	61,312,183	763,966
	• c.	Mr. Patrick Kennedy	355,561,856	294,545,119	61,016,737	803,641
	• d.	Mr. Kelly Martin	355,531,600	323,462,277	32,069,323	833,897
	• e.	Mr. Kieran McGowan	355,548,828	271,413,587	84,135,241	816,669
	• f.	Mr. Kyran McLaughlin	355,594,975	313,477,050	42,117,925	770,522
	• g.	Mr. Donal O’Connor	355,598,117	294,325,423	61,272,694	767,380
	• h.	Mr. Richard Pilnik	355,538,288	341,182,684	14,355,604	827,209
	• i.	Dr. Andrew von Eschenbach	355,551,154	341,160,134	14,391,020	814,343
4	To authorise the Directors to fix the remuneration of the Auditors.		355,564,161	349,730,389	5,833,772	801,336
5	To authorise the Directors to allot and issue relevant securities.		355,444,105	338,876,291	16,567,814	921,392
6	To authorise the disapplication of pre-emption rights.		355,181,035	347,710,754	7,470,281	1,184,462
7	That the authorised but un-issued share capital of the Company be reduced by the cancellation of the non-voting Executive and “B” Executive Shares and that the Memorandum and Articles of Association of the Company be amended.		355,318,764	352,578,457	2,740,307	1,046,492
8	To authorise the Company to make market purchases of its own shares.		355,543,845	349,898,130	5,645,715	821,649
9	To set the re-issue price range for treasury shares.		355,266,771	349,662,233	5,604,538	1,098,726
10	To retain a 14 day notice period for Extraordinary General Meetings.		355,433,381	308,563,597	46,869,784	932,116

(1)	The total number of shares in respect of which proxy appointments have been validly made includes votes for, against, and discretionary proxies in favour of the Chairman.
(2)	A ‘vote withheld’ is not a vote in law and is not counted in the calculation of the outcome of the resolutions.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel Name: William F. Daniel Title: Executive Vice President and Company Secretary
Dated:	June 5, 2013

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